

# Brandon Feldman · 3rd

Head of Product & Analytics at Adama Partners, Co-Founder at Globalist

New York, New York, United States · Contact info

428 connections

Globalist

Georgetown University

## Experience

**Co-Founder**
Globalist
Jan 2018 – Present · 4 yrs 1 mo
Greater New York City Area

**Head of Product and Analytics**
Adama Partners
Oct 2018 – May 2021 · 2 yrs 8 mos

**Co-Founder, COO**
bashed
May 2015 – Sep 2020 · 5 yrs 5 mos
New York, NY

bashed is the first site to allow users to search and instantly book venues for private dining and group events.
- Design and implement private dining inventory manager for venues to use
- Manage overseas engineering team to develop and deploy on time builds ...see more

**Senior Manager, Pricing & Operations**
Jetsetter, A TripAdvisor Company
Feb 2012 – Aug 2014 · 2 yrs 7 mos
Greater New York City Area

- Managed pricing, merchandising, connectivity and business operations teams across 4 offices (NY, Boston, Chicago, London)
- Executed operations integration after acquisition by TripAdvisor
- Implemented proprietary API for channel managers to sync inventory, pricing and ...see more

**Revenue Management Analyst**
Jetsetter, A member of the Gilt Groupe
Jul 2011 – Feb 2012 · 8 mos
Greater New York City Area

- Responsible for pricing strategy of Caribbean, LATAM, APAC, Africa and Middle East markets
- Ran monthly deep dives to analyze different aspects of business
- Trained hotels on Jetsetter's extranet system and connectivity capabilities ...see more

Show 1 more experience

## Education

**Georgetown University**
Bachelor's Degree, Economics
2004 – 2007

**University College London, U. of London**
2007 – 2007

## Volunteer experience

**Tutor**
Goddard Riverside Community Center
Education